December 22, 2017	TSX.V - GIGA

Giga Metals engages Palisade for Strategic Advisory Services

Giga Metals Corp. (TSX.V – GIGA) has engaged the services of Palisade Global Investments Ltd., based in Belize, for investor relations and strategic advisory services. Palisade will act as an independent consultant to provide marketing services and increase public awareness of Giga Metals in North America and Europe. Palisade has been retained for 24 months at a rate of Cdn $15,000 per month for a total of Cdn $360,000, payable in advance.

Palisade currently owns approximately 6% of the outstanding shares of Giga Metals.

Palisade Global is a private merchant banking group, specializing in high growth, small cap investments. Through its global network of private equity groups, fund managers, high net worth and retail investors, Palisade is able to create strategic relationships to drive increased liquidity and identify potential financing sources.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company’s Turnagain Project, a massive nickel and cobalt resource located in northern British Columbia, is a core asset which contains substantial quantities of these two critical battery metals. Giga is actively seeking other projects in the battery metals space with the goal of building a portfolio of quality assets capable of supplying critical materials to the battery industry.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com